

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

<u>Via E-mail</u>
Mary Ann Frantz, Esq.
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204

  Re: Harvard Illinois Bancorp, Inc.
    Definitive additional materials on Schedule 14A filed April 8, 2014
    Filed by Stilwell Value Partners II, L.P., et al.
    File No. 0-53935

Dear Ms. Frantz:

  We refer you to the definitive additional material filed on April 8, 2014 suggesting that Mr. William Schack, a director of Harvard Illinois Bancorp, was sleeping during the company's 2013 annual meeting of shareholders. It is our understanding that this picture was taken while the annual meeting was adjourned and not during the annual meeting itself. In future filings, please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Exchange Act Rule 14a-9.

       * * *

  Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        /s/ Perry J. Hindin

        Perry J. Hindin
        Special Counsel
        Office of Mergers and Acquisitions